SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this

Form, the registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No    ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

FEMSA Announces Fourth Quarter and Full Year 2019 Results

Monterrey, Mexico, February 27, 2020 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD) announced today its operational and financial results for the fourth quarter and full year of 2019.

FINANCIAL HIGHLIGHTS:

•	5.7% revenue growth (3.9% on an organic[1] basis) at FEMSA Consolidated (FY, 7.9%; 5.7%)
•	40 basis points gross margin expansion at FEMSA Comercio’s Proximity Division (FY, 150 bps)
•	12.5% revenue growth (-4.8% on an organic[1] basis) at FEMSA Comercio’s Health Division (FY, 13.9%; 0.9%)
•	5.2% income from operations growth at FEMSA Comercio’s Fuel Division (FY, 19.4%)
•	3.1% revenue growth at Coca-Cola FEMSA (FY, 6.7%; 5.0%)
•	Total Capital Expenditures to reach approximately US$1,500 million in 2020; with more than 60% to be invested in Mexico

FINANCIAL SUMMARY FOR THE FOURTH QUARTER AND FULL YEAR 2019

Change vs. Comparable 2018 Results[2]
	Revenues		Gross Profit		Income from Operations		Same-Store Sales
	4Q19	FY19	4Q19	FY19	4Q19	FY19	4Q19	FY19
FEMSA CONSOLIDATED	5.7%	7.9%	6.1%	9.2%	(0.5)%	6.7%
FEMSA COMERCIO
Proximity Division	10.6%	10.4%	11.5%	14.6%	10.1%	11.6%	5.5%	5.0%
Health Division	12.5%	13.9%	11.8%	11.2%	(7.8)%	(1.4)%	(12.2)%	(3.7)%
Fuel Division	(3.2)%	2.0%	(11.3)%	12.9%	5.2%	19.4%	(5.5)%	(4.2)%
COCA-COLA FEMSA	3.1%	6.7%	(0.4)%	4.2%	(13.5)%	2.8%

Eduardo Padilla, FEMSA’s CEO, commented:

“The fourth quarter was an eventful one. OXXO continued to grow at a steady pace in Mexico, and the international operations again performed well. The Health division had a complex quarter driven by disruptions in Chile, but we saw solid progress in every other market, while the Fuel division again delivered profitability gains in a challenging environment. For its part, Coca-Cola FEMSA continued to see good volume trends in Brazil and Central America, and healthy pricing across most of its markets, including Mexico.

As we look at 2020, we see a consumer in Mexico that remains resilient, particularly in the northern part of the country. We are optimistic about Brazil, where we are seeing good performance in our existing operations and have high expectations for our new ventures. And on the strategic front, we are pleased with the opportunities we are being able to invest in, focused always on our operational capabilities and exercising discipline with a view to create long-term value for all our stakeholders.”

1 Excludes the effects of significant mergers and acquisitions in the last twelve months.

2 Comparable 2018 Results: Starting on the first quarter of 2019, we adopted the International Financial Reporting Standard 16 – “Leases” (“IFRS 16”) across all our business units. The Comparable Results is a set of numbers which estimate the retroactive effect that the adoption of IFRS 16 would have had on FEMSA’s 2018 financial results. The performance comparisons expressed in this document will be made relative to the Comparable Results unless stated otherwise.

1

Results are compared to the same period of previous year

femsa consolidateD

FEMSA CONSOLIDATED
4Q19 Financial Summary
(Millions of Ps.)
		Comparable			Reported
	4Q19	4Q18	Var.*	Org.*	4Q18
Revenues	132,289	125,097	5.7%	3.9%	125,097
Income from Operations	13,617	13,690	(0.5)%	(1.2)%	13,046
Income from Operations Margin (%)	10.3	10.9	-60 bps		10.4
Operative Cash Flow (EBITDA)	21,114	20,731	1.8%	0.6%	18,128
Operative Cash Flow (EBITDA) Margin (%)	16.0	16.6	-60 bps		14.5
Net Income	6,075	14,028	(56.7)%		14,318
*vs. Comparable Results

CONSOLIDATED BALANCE SHEET
(Millions of Ps.)
As of December 31, 2019	Ps.	US$ [3]
Cash	65,562	3,476
Short-term debt	16,204	859
Long-term debt [4]	95,714	5,075
Net debt [4]	46,356	2,458

Total revenues increased 5.7% in 4Q19 compared to 4Q18, reflecting growth across most of our business units. On an organic basis,1 total revenues grew 3.9%.

Gross profit grew 6.1%. Gross margin expanded 10 basis points, mainly driven by strong expansion at FEMSA Comercio’s Proximity Division, partially offset by a contraction at Coca-Cola FEMSA and FEMSA Comercio’s Health and Fuel Divisions.

Income from operations decreased 0.5%. On an organic basis,1 income from operations decreased 1.2%. Consolidated operating margin decreased 60 basis points to 10.3% of total revenues, reflecting a margin contraction at Coca-Cola FEMSA and FEMSA Comercio’s Health Division. These were partially offset by stable margins at FEMSA Comercio’s Proximity Division and margin expansion at FEMSA Comercio’s Fuel Division.

Income tax was Ps. 2,985 million in 4Q19.

Net consolidated income decreased 56.7% to Ps. 6,075 million, mainly driven by a non-cash foreign exchange loss related to FEMSA’s U.S. dollar-denominated cash position as impacted by the appreciation of the Mexican peso, higher operating expenses at Coca-Cola FEMSA coupled with a demanding comparison base in 4Q18, driven by the results of discontinued operations related to the sale of the operations of Coca-Cola FEMSA’s Philippines business.

Net majority income was Ps. 1.34 per FEMSA Unit2 and US$0.71 per FEMSA ADS.

Capital expenditures amounted to Ps. 8,617 million, reflecting higher investments at most of our business units.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months.

2 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of December 31, 2019 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

3 The exchange rate published by the Federal Reserve Bank of New York for December 31, 2019 was 18.8600 MXN per USD.

4 Includes the effect of derivative financial instruments on long-term debt. Excludes long-term leases.

February 27, 2020	2

FEMSA COMERCIO – Proximity DIVISION

FEMSA COMERCIO – PROXIMITY DIVISION
4Q19 Financial Summary
(Millions of Ps. except same-stores sales)
		Comparable		Reported
	4Q19	4Q18	Var.*	4Q18
Same-store sales (thousands of Ps.)	793	752	5.5%	752
Revenues	47,941	43,357	10.6%	43,357
Income from Operations	5,878	5,341	10.1%	4,908
Income from Operations Margin (%)	12.3	12.3	0 bps	11.3
Operative Cash Flow (EBITDA)	8,655	7,708	12.3%	6,357
Operative Cash Flow (EBITDA) Margin (%)	18.1	17.8	30 bps	14.7
*vs. Comparable Results

Total revenues increased 10.6% in 4Q19 compared to 4Q18, reflecting the opening of 490 net new OXXO stores in the quarter to reach 1,331 total net new store openings for the last twelve months. As of December 31, 2019, FEMSA Comercio’s Proximity Division had a total of 19,330 OXXO stores. OXXO’s same-store sales increased an average of 5.5%, driven by 7.8% growth in average customer ticket, which was partially offset by a decrease of 2.1% in store traffic.

Gross profit reached 44.0% of total revenues, reflecting: i) growth of the services category including income from financial services; ii) healthy trends in our commercial income activity; and iii) increased and more efficient promotional programs with our key supplier partners.

Income from operations amounted to 12.3% of total revenues. Operating expenses increased 12.0% to Ps. 15,203 million, above revenues, mainly reflecting: i) our continuing initiative to strengthen our compensation structure of key in-store personnel in a tight labor market, including the gradual shift from commission-based store teams to employee-based teams; ii) higher investments in IT programs, including our cybersecurity and digitalization efforts; and iii) higher secure cash handling costs driven by increased volume and higher operational costs. These were partially offset by lower electricity costs as around 70% of our stores in Mexico are now being supplied from wind energy.

February 27, 2020	3

FEMSA COMERCIO – HEALTH DIVISION

FEMSA COMERCIO – HEALTH DIVISION
4Q19 Financial Summary
(Millions of Ps. except same-stores sales)
		Comparable			Reported
	4Q19	4Q18	Var.*	Org.*	4Q18
Same-store sales (thousands of Ps.)	1,278	1,457	(12.2)%		1,457
Revenues	15,009	13,343	12.5%	(4.8)%	13,343
Income from Operations	658	714	(7.8)%	(19.9)%	661
Income from Operations Margin (%)	4.4	5.3	-90 bps		5.0
Operative Cash Flow (EBITDA)	1,508	1,407	7.2%	(11.3)%	913
Operative Cash Flow (EBITDA) Margin (%)	10.0	10.5	-50 bps		6.8
*vs. Comparable Results

Total revenues increased 12.5% in 4Q19 compared to 4Q18. On an organic basis,1 total revenues decreased 4.8% reflecting stable trends in Mexico and positive trends in Colombia, that were more than offset by operational disruptions in Chile and a negative currency translation effect related to the appreciation of the Mexican peso compared to the Chilean and Colombian pesos. As of December 31, 2019, FEMSA Comercio’s Health Division had a total of 3,161 points of sale across our territories. This figure reflects the addition of 31 net new stores in the quarter, to reach 800 total net new store additions for the last twelve months, including the integration of Corporación GPF during the 2Q19. Same-store sales for drugstores decreased an average of 12.2%, reflecting the revenue drivers described above.

Gross profit represented 31.8% of total revenues, reflecting; i) new pricing regulations in Colombia; ii) increased promotional activity in Chile; and iii) the consolidation of Corporación GPF. These were partially offset by improved efficiency and more effective collaboration and execution with our key supplier partners in Mexico.

Income from operations amounted to 4.4% of total revenues, reflecting the loss of operating leverage from reduced sales in Chile. Operating expenses increased 15.8% to Ps. 4,109 million, above revenues, as cost efficiencies and tight expense control across our legacy territories were more than offset by: i) the consolidation of Corporación GPF, which has a relatively higher operating expense structure; and ii) expenses related to restructuring programs at our operations in Chile and Ecuador.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months.

February 27, 2020	4

FEMSA COMERCIO – FUEL DIVISION

FEMSA COMERCIO – FUEL DIVISION
4Q19 Financial Summary
(Millions of Ps. except same-stations sales)
		Comparable		Reported
	4Q19	4Q18	Var.*	4Q18
Same-station sales (thousands of Ps.)	7,486	7,922	(5.5)%	7,922
Revenues	12,235	12,636	(3.2)%	12,636
Income from Operations	262	249	5.2%	107
Income from Operations Margin (%)	2.1	2.0	10 bps	0.8
Operative Cash Flow (EBITDA)	511	457	11.9%	152
Operative Cash Flow (EBITDA) Margin (%)	4.2	3.6	60 bps	1.2
*vs. Comparable Results

Total revenues decreased 3.2% in 4Q19 compared to 4Q18, driven by a same-station sales decrease of 5.5%, which reflects a 0.5% growth in the average price per liter, offset by a decrease of 5.9% in the average volume. This was partially offset by the addition of 4 net new OXXO GAS stations in the quarter, reaching 6 total net new stations in the last twelve months. As of December 31, 2019, FEMSA Comercio’s Fuel Division had a total of 545 OXXO GAS service stations.

Gross profit reached 9.9% of total revenues.

Income from operations amounted to 2.1% of total revenues. Operating expenses decreased 15.0% to Ps. 951 million, reflecting an undemanding comparison base in 4Q18 driven by provisions related to certain unprofitable institutional clients, partially offset by: i) higher wages and improved compensation structures for our in-station personnel aimed at reducing turnover in a tight labor market; and ii) expenses related to the transition into the new OXXO GAS brand image.

February 27, 2020	5

Results are compared to the same period of previous year

femsa consolidated

FEMSA CONSOLIDATED
Full Year Financial Summary
(Millions of Ps.)

		Comparable			Reported
	2019	2018	Var.*	Org.*	2018
Revenues	506,711	469,744	7.9%	5.7%	469,744
Income from Operations	47,152	44,193	6.7%	5.5%	41,576
Income from Operations Margin (%)	9.3	9.4	-10 bps		8.9
Operative Cash Flow (EBITDA)	75,440	70,637	6.8%	4.9%	60,458
Operative Cash Flow (EBITDA) Margin (%)	14.9	15.0	-10 bps		12.9
Net Income	28,048	31,911	(12.1%)		33,079
*vs. Comparable Results

Total revenues increased 7.9%, reflecting solid growth across all business units. On an organic basis,1 total revenues increased 5.7%.

Gross profit increased 9.2%. Gross margin increased 50 basis points to 37.8% of total revenues, reflecting gross margin expansion at FEMSA Comercio’s Proximity and Fuel Divisions, partially offset by a contraction at Coca-Cola FEMSA and FEMSA Comercio’s Health Division.

Income from operations increased 6.7%. On an organic basis,1 it increased 5.5%. Our consolidated operating margin decreased 10 basis points to 9.3% of total revenues, reflecting margin expansion at FEMSA Comercio´s Proximity and Fuel Divisions, offset by a contraction at Coca-Cola FEMSA and FEMSA Comercio´s Health Division.

Net consolidated income decreased 12.1% to Ps. 28,048 million, reflecting the non-cash foreign exchange loss related to FEMSA’s U.S. dollar-denominated cash position as impacted by the appreciation of the Mexican peso, coupled with a demanding comparison base in 2018, driven by the results of discontinued operations related to the sale of the operations of Coca-Cola FEMSA’s Philippines business, partially offset by the increase in our Income from Operations described above.

Net majority income per FEMSA Unit2 was Ps. 5.78 (US$3.07 per ADS).

Capital expenditures amounted to Ps. 25,579 million, reflecting higher investments across business units.

 1 Excludes the effects of significant mergers and acquisitions in the last twelve months.

2 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of December 31, 2019 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

February 27, 2020	6

femsa comercio – PROXIMITY division

FEMSA COMERCIO – PROXIMITY DIVISION
Full Year Financial Summary
(Millions of Ps. except same-stores sales)

		Comparable			Reported
	2019	2018	Var.*	Org.*	2018
Same-store sales (thousands of Ps.)	792	754	5.0%		754
Revenues	184,810	167,458	10.4%	10.1%	167,458
Income from Operations	17,572	15,744	11.6%	11.0%	14,077
Income from Operations Margin (%)	9.5	9.4	10 bps		8.4
Operative Cash Flow (EBITDA)	27,705	24,654	12.4%	11.5%	19,415
Operative Cash Flow (EBITDA) Margin (%)	15.0	14.7	30 bps		11.6
*vs. Comparable Results

Total revenues increased 10.4%. OXXO’s same-store sales increased an average of 5.0%, driven by a 6.1% increase in average customer ticket and a 1.0% decrease in store traffic. On an organic basis,1 total revenues increased 10.1%.

Gross profit reached 40.6% of total revenues.

Income from operations amounted to 9.5% of total revenues. Operating expenses increased 15.6% to Ps. 57,527 million.

femsa comercio – health division

FEMSA COMERCIO – HEALTH DIVISION
Full Year Financial Summary
(Millions of Ps. except same-stores sales)

		Comparable			Reported
	2019	2018	Var.*	Org.*	2018
Same-store sales (thousands of Ps.)	1,414	1,468	(3.7%)		1,468
Revenues	58,922	51,739	13.9%	0.9%	51,739
Income from Operations	2,285	2,319	(1.4%)	(8.5%)	2,115
Income from Operations Margin (%)	3.9	4.5	-60 bps		4.1
Operative Cash Flow (EBITDA)	5,421	5,056	7.2%	(4.6%)	3,120
Operative Cash Flow (EBITDA) Margin (%)	9.2	9.8	-60 bps		6.0
*vs. Comparable Results

Total revenues increased by 13.9%. Same-store sales for drugstores decreased by an average of 3.7%, reflecting positive trends in local currencies in Mexico and Colombia, more than offset by soft trading and operational disruptions in Chile, coupled with a negative currency translation effect related to the appreciation of the Mexican peso compared to the Chilean and Colombian pesos in our operations in South America. On an organic basis,1 total revenues increased 0.9%.

Gross profit reached 29.9% of total revenues.

Income from operations amounted to 3.9% of total revenues. Operating expenses increased 13.4% to Ps. 15,360 million.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months.

February 27, 2020	7

FEMSA COMERCIO – FUEL DIVISION

FEMSA COMERCIO – FUEL DIVISION
Full Year Financial Summary
(Millions of Ps. except same-stations sales)

		Comparable		Reported
	2019	2018	Var.*	2018
Same-station sales (thousands of Ps.)	7,498	7,825	(4.2%)	7,825
Revenues	47,852	46,936	2.0%	46,936
Income from Operations	1,184	992	19.4%	458
Income from Operations Margin (%)	2.5	2.1	40 bps	1.0
Operative Cash Flow (EBITDA)	2,144	1,777	20.6%	622
Operative Cash Flow (EBITDA) Margin (%)	4.5	3.8	70 bps	1.3
*vs. Comparable Results

Total revenues increased 2.0%. Same-station sales decreased an average of 4.2%, reflecting a 6.0% increase in the average price per liter offset by a decrease of 9.6% in the average volume.

Gross profit reached 10.0% of total revenues.

Income from operations amounted to 2.5% of total revenues. Operating expenses increased 10.9% to Ps. 3,591 million.

coca-cola femsa

Coca-Cola FEMSA’s financial results and discussion thereof are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or may be accessed by visiting http://www.coca-colafemsa.com

February 27, 2020	8

•	On November 1st, 2019, FEMSA announced that its subsidiary, FEMSA Comercio, S.A. de C.V. (“FEMSA Comercio”) had successfully closed its acquisition of 50% of Raízen Conveniências, after receiving the necessary regulatory approvals in Brazil. The signing of this transaction was previously announced on August 06, 2019. This joint venture with Raízen marks the entrance of FEMSA Comercio into the small-box retail sector in Brazil. As it was informed, the Joint Venture with Raízen is limited to the convenience and proximity store business and excludes any other Raízen´s operations.

•	On November 8th, 2019, FEMSA announced that it had signed definitive agreements and closed the transaction to acquire a minority stake in Jetro Restaurant Depot (“JRD”). The transaction includes investment in the operating and real estate-holding entities of JRD. This transaction was originally announced on September 26, 2019 with the signing of a Memorandum of Understanding between FEMSA and JRD. These agreements also include the terms and conditions for a proposed Joint Venture of FEMSA and JRD to take JRD’s business model to Mexico and other Latin American markets. Each partner would own 50% of the Joint Venture.

•	On November 8th, 2019, FEMSA announced that Solistica, FEMSA’s logistics subsidiary, reached an agreement to acquire AGV, a leader in value-added warehousing and distribution in Brazil with gross annual sales approaching R$650 million. This transaction was successfully closed on December 27, 2019.

•	On December 23rd, 2019, FEMSA announced that its minority partner in Grupo Socofar (“Socofar”) notified FEMSA Comercio the exercise of its put right to sell its remaining 40% interest in Socofar. With this transaction, which was closed on January 9th, 2020, FEMSA, through its subsidiaries, became the sole shareholder of Socofar. Per the terms of the put option, the valuation for Socofar was determined through a fair market procedure carried out by independent investment bankers.

•	On January 16th, 2020, FEMSA announced the placement of a U.S.-denominated SEC-registered offering of Senior Unsecured Notes (“Initial Notes”) in the international capital markets. FEMSA successfully issued USD $1,500 million in 30-year senior unsecured notes. The notes will bear interest at an annual rate of 130 basis points over the relevant benchmark, for a yield of 3.608% and a coupon of 3.500%. Later, on February 12, 2020, FEMSA announced the successful placement of a US$300 million re-tap to the Initial Notes. This re-tap issuance (“New Notes”), represents an additional issuance to FEMSA’s Initial Notes. The New Notes will be treated as a single class with the Initial Notes, raising the total outstanding balance to US $1,800 million. The New Notes were priced at 101.433 for an implied yield to maturity of 3.423%. This issuance received credit ratings of A- from Standard & Poor's and A from Fitch Ratings. The proceeds from these issuances will be used for general corporate purposes.

February 27, 2020	9

CONFERENCE CALL INFORMATION:

Our Fourth Quarter and Full Year 2019 Conference Call will be held on: Thursday, February 27, 2019, 10:00 AM Eastern Time (9:00 AM Mexico City Time). To participate in the conference call, please dial: Domestic US: (800) 239 9838; International: +1 (323) 794 2551; Conference Id: 5795909. The conference call will be webcast live through streaming audio. For details please visit www.femsa.com/investor.

If you are unable to participate live, the conference call audio will be available on http://ir.FEMSA.com/results.cfm.

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through FEMSA Comercio, comprising a Proximity Division operating OXXO, a small-format store chain, a Health Division, which includes drugstores and related activities, and a Fuel Division, which operates the OXXO GAS chain of retail service stations. In the beverage industry, it participates through Coca-Cola FEMSA, a public bottler of Coca-Cola products; and in the beer industry, as a shareholder of HEINEKEN, a brewer with operations in over 70 countries. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients. Through its business units, FEMSA has approximately 300,000 employees in 13 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index, among other indexes that evaluate is sustainability performance.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon buying rate for Mexican pesos as published by the Federal Reserve Bank of New York on December 31, 2019, which was 18.8600 Mexican pesos per US dollar.

FORWARD-LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Eight pages of tables and Coca-Cola FEMSA’s press release to follow

February 27, 2020	10

FEMSA

Consolidated Income Statement

Millions of Pesos

	For the fourth quarter of:
			Comparable(A)				As Reported
	2019	% of rev.	2018	% of rev.	% Var.	% Org.(B)	2018	% of rev.	% Var.	% Org.(B)
Total revenues	132,289	100.0	125,097	100.0	5.7	3.9	125,097	100.0	5.7	3.9
Cost of sales	80,300	60.7	76,112	60.8	5.5		76,134	60.9	5.5
Gross profit	51,989	39.3	48,985	39.2	6.1		48,963	39.1	6.2
Administrative expenses	5,045	3.8	4,382	3.5	15.1		4,365	3.5	15.6
Selling expenses	32,246	24.4	30,286	24.3	6.5		30,924	24.7	4.3
Other operating expenses (income), net (1)	1,081	0.8	628	0.5	72.1		628	0.5	72.1
Income from operations(2)	13,617	10.3	13,690	10.9	(0.5)	(1.2)	13,046	10.4	4.4	3.7
Other non-operating expenses (income)	908		(121)		N.S.		(121)		N.S.
Interest expense	3,665		3,725		(1.6)		2,629		39.4
Interest income	702		821		(14.5)		821		(14.5)
Interest expense, net	2,963		2,904		2.0		1,808		63.9
Foreign exchange loss (gain)	2,201		(2,357)		(193.4)		(2,357)		(193.4)
Other financial expenses (income), net.	(8)		15		(153.3)		15		(153.3)
Financing expenses, net	5,156		562		N.S.		(534)		N.S.
Income before income tax and participation in associates results	7,553		13,249		(43.0)		13,701		(44.9)
Income tax	2,985		3,407		(12.4)		3,570		(16.4)
Participation in associates results(3)	1,507		1,397		7.9		1,397		7.9
Net income from continuing operations	6,075		11,238		(45.9)		11,528		(47.3)
Net income from discontinued operations	-		2,790		(100.0)		2,790		(100.0)
Net consolidated income	6,075		14,028		(56.7)		14,318		(57.6)
Net majority income	4,792		10,302		(53.5)		10,592		(54.8)
Net minority income	1,283		3,726		(65.6)		3,726		(65.6)

Operative Cash Flow & CAPEX	2019	% of rev.	2018	% of rev.	% Var.	% Org.(B)	2018	% of rev.	% Var.	% Org.(B)
Income from operations	13,617	10.3	13,690	10.9	-0.5	(1.2)	13,046	10.4	4.4	3.7
Depreciation	5,942	4.5	5,833	4.7	1.9		3,874	3.1	53.4
Amortization & other non-cash charges	1,555	1.2	1,208	1.0	28.7		1,208	1.0	28.7
Operative Cash Flow (EBITDA)	21,114	16.0	20,731	16.6	1.8	0.6	18,128	14.5	16.5	15.0
CAPEX	8,617		7,703		11.9		7,703		11.9

February 27, 2020	11

FEMSA

Consolidated Income Statement

Millions of Pesos

	For the twelve months of:
			Comparable(A)				As Reported
	2019	% of rev.	2018	% of rev.	% Var.	% Org.(B)	2018	% of rev.	% Var.	% Org.(B)
Total revenues	506,711	100.0	469,744	100.0	7.9	5.7	469,744	100.0	7.9	5.7
Cost of sales	315,230	62.2	294,439	62.7	7.1		294,574	62.7	7.0
Gross profit	191,481	37.8	175,305	37.3	9.2		175,170	37.3	9.3
Administrative expenses	19,930	3.9	17,260	3.7	15.5		17,313	3.7	15.1
Selling expenses	121,871	24.1	112,144	23.8	8.7		114,573	24.3	6.4
Other operating expenses (income), net (1)	2,528	0.5	1,708	0.4	48.0		1,708	0.4	48.0
Income from operations(2)	47,152	9.3	44,193	9.4	6.7	5.5	41,576	8.9	13.4	12.2
Other non-operating expenses (income)	1,573		874		80.0		874		80.0
Interest expense	14,133		14,140		(0.0)		9,825		43.8
Interest income	3,168		2,832		11.9		2,832		11.9
Interest expense, net	10,965		11,308		(3.0)		6,993		56.8
Foreign exchange loss (gain)	2,467		234		N.S.		248		N.S.
Other financial expenses (income), net.	60		139		(56.8)		139		(56.8)
Financing expenses, net	13,492		11,681		15.5		7,380		82.8
Income before income tax and participation in associates results	32,087		31,638		1.4		33,322		(3.7)
Income tax	10,476		9,654		8.5		10,169		3.0
Participation in associates results(3)	6,437		6,560		(1.9)		6,560		(1.9)
Net income from continuing operations	28,048		28,545		(1.7)		29,713		(5.6)
Net income from discontinued operations	-		3,366		(100.0)		3,366		(100.0)
Net consolidated income	28,048		31,911		(12.1)		33,079		(15.2)
Net majority income	20,699		22,891		(9.6)		23,990		(13.7)
Net minority income	7,349		9,019		(18.5)		9,089		(19.1)

Operative Cash Flow & CAPEX	2019	% of rev.	2018	% of rev.	% Var.	% Org.(B)	2018	% of rev.	% Var.	% Org.(B)
Income from operations	47,152	9.3	44,193	9.4	6.7	5.5	41,576	8.9	13.4	12.2
Depreciation	23,344	4.6	22,260	4.7	4.9		14,698	3.1	58.8
Amortization & other non-cash charges	4,944	1.0	4,184	0.9	18.2		4,184	0.9	18.2
Operative Cash Flow (EBITDA)	75,440	14.9	70,637	15.0	6.8	4.9	60,458	12.9	24.8	22.6
CAPEX	25,579		24,266		5.4		24,266		5.4

(A) Unaudited consolidated financial information. For more detail please refer to our Press Release published on april 5th, 2019.

(B) Organic basis (% Org.) excludes the effects of significant mergers and acquisitions in the last twelve months.

(1) Other operating expenses (income), net = other operating expenses (income) +(-) equity method from operated associates.

(2) Income from operations = gross profit - administrative and selling expenses  - other operating expenses (income), net.

(3) Mainly represents the equity method participation in Heineken´s results, net.

February 27, 2020	12

FEMSA

Consolidated Balance Sheet

Millions of Pesos

ASSETS	Dec-19	Dec-18	% Inc.
Cash and cash equivalents	65,562	62,047	5.7
Investments	12,366	30,924	(60.0)
Accounts receivable	29,633	28,164	5.2
Inventories	41,023	35,686	15.0
Other current assets	23,995	20,786	15.4
Total current assets	172,579	177,607	(2.8)
Investments in shares	97,470	94,315	3.3
Property, plant and equipment, net	114,513	108,602	5.4
Right of use	52,684	-	N.S.
Intangible assets (1)	146,562	145,610	0.7
Other assets	53,733	50,247	6.9
TOTAL ASSETS	637,541	576,381	10.6

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans	3,935	2,436	61.5
Current maturities of long-term debt	12,269	11,238	9.2
Interest payable	895	964	(7.2)
Current maturities of long-term leases	7,387	-	N.S.
Operating liabilities	112,048	86,826	29.0
Total current liabilities	136,534	101,464	34.6
Long-term debt (2)	95,714	108,161	(11.5)
Long-term leases	47,292	-	N.S.
Laboral obligations	6,347	4,699	35.1
Other liabilities	25,903	26,515	(2.3)
Total liabilities	311,790	240,839	29.5
Total stockholders’ equity	325,751	335,542	(2.9)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	637,541	576,381	10.6

	December 31, 2019
DEBT MIX (2)	% of Total	Average Rate
Denominated in:
Mexican pesos	54.5%	8.1%
U.S. Dollars	7.8%	3.9%
Euros	18.8%	1.8%
Colombian pesos	1.3%	5.1%
Argentine pesos	0.1%	61.7%
Brazilian reais	12.2%	9.8%
Chilean pesos	4.1%	4.6%
Uruguayan Pesos	1.2%	10.1%
Total debt	100.0%	6.7%

Fixed rate (2)	88.8%
Variable rate (2)	11.2%

DEBT MATURITY PROFILE	2020	2021	2022	2023	2024	2025+
% of Total Debt	14.5%	4.2%	2.4%	44.6%	0.7%	33.6%

(1) Includes mainly the intangible assets generated by acquisitions.

(2) Includes the effect of derivative financial instruments on long-term debt.

February 27, 2020	13

FEMSA Comercio - Proximity Division

Results of Operations

Millions of Pesos

	For the fourth quarter of:
			Comparable (A)			As Reported
	2019	% of rev.	2018	% of rev.	% Var.	2018	% of rev.	% Var.
Total revenues	47,941	100.0	43,357	100.0	10.6	43,357	100.0	10.6
Cost of sales	26,860	56.0	24,447	56.4	9.9	24,446	56.4	9.9
Gross profit	21,081	44.0	18,911	43.6	11.5	18,911	43.6	11.5
Administrative expenses	1,319	2.8	808	1.9	63.3	810	1.9	62.8
Selling expenses	13,686	28.5	12,698	29.3	7.8	13,130	30.3	4.2
Other operating expenses (income), net	198	0.4	63	0.1	N.S.	63	0.1	N.S.
Income from operations	5,878	12.3	5,341	12.3	10.1	4,908	11.3	19.8
Depreciation	2,448	5.1	2,212	5.1	10.7	1,295	3.0	89.0
Amortization & other non-cash charges	329	0.7	154	0.4	113.6	154	0.4	113.6
Operative cash flow	8,655	18.1	7,708	17.8	12.3	6,357	14.7	36.1
CAPEX	2,866		2,917		(1.7)	2,917		(1.7)

Information of OXXO Stores
Total stores	19,330		17,999		7.4
Net new convenience stores:
vs. Last quarter	490		521		(6.0)
Year-to-date	1,331		1,422		(6.4)
Last-twelve-months	1,331		1,422		(6.4)

Same-store data: (1)
Sales (thousands of pesos)	793.2		751.9		5.5
Traffic (thousands of transactions)	21.3		21.8		(2.1)
Ticket (pesos)	37.2		34.5		7.8

FEMSA Comercio - Proximity Division

Results of Operations

Millions of Pesos

	For the twelve months of:
			Comparable (A)				As Reported
	2019	% of rev.	2018	% of rev.	% Var.	% Org.(B)	2018	% of rev.	% Var.	% Org.(B)
Total revenues	184,810	100.0	167,458	100.0	10.4	10.1	167,458	100.0	10.4	10.1
Cost of sales	109,711	59.4	101,929	60.9	7.6		101,929	60.9	7.6
Gross profit	75,099	40.6	65,529	39.1	14.6		65,529	39.1	14.6
Administrative expenses	4,590	2.5	3,580	2.1	28.2		3,587	2.1	28.0
Selling expenses	52,545	28.4	45,930	27.4	14.4		47,589	28.4	10.4
Other operating expenses (income), net	392	0.2	276	0.2	42.0		276	0.2	42.0
Income from operations	17,572	9.5	15,744	9.4	11.6	11.0	14,077	8.4	24.8	24.1
Depreciation	9,357	5.1	8,389	5.0	11.5		4,817	2.9	94.2
Amortization & other non-cash charges	776	0.4	521	0.3	48.9		521	0.3	48.9
Operative cash flow	27,705	15.0	24,654	14.7	12.4	11.5	19,415	11.6	42.7	41.6
CAPEX	10,374		9,441		9.9		9,441		9.9

Information of OXXO Stores
Total stores	19,330		17,999		7.4
Net new convenience stores:
vs. Last quarter	490		521		(6.0)
Year-to-date	1,331		1,422		(6.4)
Last-twelve-months	1,331		1,422		(6.4)

Same-store data: (1)
Sales (thousands of pesos)	792.3		754.3		5.0
Traffic (thousands of transactions)	22.0		22.2		(1.0)
Ticket (pesos)	36.0		33.9		6.1

(A) Unaudited consolidated financial information. For more detail please refer to our Press Release published on april 5th, 2019.

(B) Organic basis (% Org.) Excludes the effects of significant mergers and acquisitions in the last twelve months.

(1) Monthly average information per store, considering same stores with more than twelve months of operations, income from services are included.

February 27, 2020	14

FEMSA Comercio - Health Division

Results of Operations

Millions of Pesos

	For the fourth quarter of:
			Comparable(A)				As Reported
	2019	% of rev.	2018	% of rev.	% Var.	% Org.(B)	2018	% of rev.	% Var.	% Org.(B)
Total revenues	15,009	100.0	13,343	100.0	12.5	(4.8)	13,343	100.0	12.5	(4.8)
Cost of sales	10,242	68.2	9,080	68.1	12.8		9,080	68.1	12.8
Gross profit	4,767	31.8	4,263	31.9	11.8		4,263	31.9	11.8
Administrative expenses	744	5.0	541	4.1	37.5		541	4.1	37.5
Selling expenses	3,281	21.8	2,939	22.0	11.6		2,992	22.3	9.7
Other operating expenses (income), net	84	0.6	69	0.5	21.7		69	0.5	21.7
Income from operations	658	4.4	714	5.3	(7.8)	(19.9)	661	5.0	(0.5)	(13.6)
Depreciation	706	4.7	618	4.6	14.3		176	1.3	N.S.
Amortization & other non-cash charges	144	0.9	76	0.6	89.5		76	0.5	89.5
Operative cash flow	1,508	10.0	1,407	10.5	7.2	(11.3)	913	6.8	65.2	36.7
CAPEX	523		206		153.9		206		153.9

Information of Stores
Total Stores(1)	3,161		2,361		33.9
Net new stores:
vs. Last quarter	31		58		(46.6)
Year-to-date	800		136		N.S.
Last-twelve-months	800		136		N.S.

Same-store data: (2)
Sales (thousands of pesos)	1,278.5		1,456.7		(12.2)

FEMSA Comercio - Health Division

Results of Operations

Millions of Pesos

	For the twelve months of:
			Comparable(A)				As Reported
	2019	% of rev.	2018	% of rev.	% Var.	% Org.(B)	2018	% of rev.	% Var.	% Org.(B)
Total revenues	58,922	100.0	51,739	100.0	13.9	0.9	51,739	100.0	13.9	0.9
Cost of sales	41,277	70.1	35,874	69.3	15.1		35,874	69.3	15.1
Gross profit	17,645	29.9	15,865	30.7	11.2		15,865	30.7	11.2
Administrative expenses	2,709	4.6	2,055	4.0	31.8		2,055	4.0	31.8
Selling expenses	12,462	21.1	11,353	21.9	9.8		11,557	22.3	7.8
Other operating expenses (income), net	189	0.3	138	0.3	37.0		138	0.3	37.0
Income from operations	2,285	3.9	2,319	4.5	(1.4)	(8.5)	2,115	4.1	8.0	0.3
Depreciation	2,763	4.7	2,408	4.7	14.7		676	1.3	N.S.
Amortization & other non-cash charges	373	0.6	329	0.6	13.4		329	0.6	13.4
Operative cash flow	5,421	9.2	5,056	9.8	7.2	(4.6)	3,120	6.0	73.8	54.6
CAPEX	1,529		1,162		31.6		1,162		31.6

Information of Stores
Total Stores(1)	3,161		2,361		33.9
Net new stores:
vs. Last quarter	31		58		(46.6)
Year-to-date	800		136		N.S.
Last-twelve-months	800		136		N.S.

Same-store data: (2)
Sales (thousands of pesos)	1,414.1		1,468.2		(3.7)

(A) Unaudited consolidated financial information. For more detail please refer to our Press Release published on april 5th, 2019.

(B) Organic basis (% Org.) Excludes the effects of significant mergers and acquisitions in the last twelve months.

(1) Includes GPF Adquisition

(2) Monthly average information per store, considering same stores with more than twelve months of all the operations of FEMSA Comercio - Health Division.

February 27, 2020	15

FEMSA Comercio - Fuel Division
Results of Operations
Millions of Pesos

	For the fourth quarter of:
			Comparable (A)			As Reported
	2019	% of rev.	2018	% of rev.	% Var.	2018	% of rev.	% Var.
Total revenues	12,235	100.0	12,636	100.0	(3.2)	12,636	100.0	(3.2)
Cost of sales	11,022	90.1	11,268	89.2	(2.2)	11,268	89.2	(2.2)
Gross profit	1,213	9.9	1,368	10.8	(11.3)	1,368	10.8	(11.3)
Administrative expenses	63	0.5	87	0.7	(27.2)	87	0.7	(27.6)
Selling expenses	862	7.1	1,032	8.1	(16.4)	1,173	9.3	(26.5)
Other operating expenses (income), net	26	0.2	1	-	N.S.	1	-	N.S.
Income from operations	262	2.1	249	2.0	5.2	107	0.8	144.9
Depreciation	217	1.8	201	1.6	8.1	38	0.3	N.S.
Amortization & other non-cash charges	32	0.3	7	-	N.S.	7	0.1	N.S.
Operative cash flow	511	4.2	457	3.6	11.9	152	1.2	N.S.
CAPEX	278		204		36.3	204		36.3

Information of OXXO GAS Service Stations
Total service stations	545	539	1.1
Net new service stations
vs. Last quarter	4	20	(80.0)
Year-to-date	6	87	(93.1)
Last-twelve-months	6	87	(93.1)

Volume (million of liters) total stations	680	715	(4.8)

Same-stations data: (1)
Sales (thousands of pesos)	7,485.6	7,921.5	(5.5)
Volume (thousands of liters)	421.4	447.9	(5.9)
Average price per liter	17.8	17.7	0.5

FEMSA Comercio - Fuel Division
Results of Operations
Millions of Pesos

	For the twelve months of:
			Comparable (A)			As Reported
	2019	% of rev.	2018	% of rev.	% Var.	2018	% of rev.	% Var.
Total revenues	47,852	100.0	46,936	100.0	2.0	46,936	100.0	2.0
Cost of sales	43,077	90.0	42,705	91.0	0.9	42,705	91.0	0.9
Gross profit	4,775	10.0	4,231	9.0	12.9	4,231	9.0	12.9
Administrative expenses	215	0.4	240	0.5	(10.4)	242	0.5	(11.2)
Selling expenses	3,281	6.9	2,994	6.4	9.6	3,526	7.5	(6.9)
Other operating expenses (income), net	95	0.2	5	-	N.S.	5	-	N.S.
Income from operations	1,184	2.5	992	2.1	19.4	458	1.0	158.5
Depreciation	843	1.8	758	1.6	11.2	137	0.3	N.S.
Amortization & other non-cash charges	117	0.2	27	0.1	N.S.	27	-	N.S.
Operative cash flow	2,144	4.5	1,777	3.8	20.6	622	1.3	N.S.
CAPEX	706		520		35.8	520		35.8

Information of OXXO GAS Service Stations
Total service stations	545	539	1.1
Net new service stations
vs. Last quarter	4	20	(80.0)
Year-to-date	6	87	(93.1)
Last-twelve-months	6	87	(93.1)

Volume (million of liters) total stations	2,687	2,808	(4.3)

Same-stations data: (1)
Sales (thousands of pesos)	7,498.3	7,825.3	(4.2)
Volume (thousands of liters)	423.4	468.2	(9.6)
Average price per liter	17.7	16.7	6.0

(A) Unaudited consolidated financial information. For more detail please refer to our Press Release published on april 5th, 2019.
(1) Monthly average information per station, considering same stations with more than twelve months of operations.

February 27, 2020	16

Coca-Cola FEMSA
Results of Operations
Millions of Pesos

	For the fourth quarter of:
			Comparable (A)			As Reported
	2019	% of rev.	2018	% of rev.	% Var.	2018	% Integral	% Var.
Total revenues	51,735	100.0	50,166	100.0	3.1	50,166	100.0	3.1
Cost of sales	28,807	55.7	27,145	54.1	6.1	27,149	54.1	6.1
Gross profit	22,928	44.3	23,021	45.9	(0.4)	23,017	45.9	(0.4)
Administrative expenses	1,928	3.7	1,999	4.0	(3.6)	2,003	4.0	(3.7)
Selling expenses	14,090	27.3	13,148	26.2	7.2	13,162	26.3	7.1
Other operating expenses (income), net	537	1.0	510	1.0	5.3	510	1.0	5.3
Income from operations	6,373	12.3	7,364	14.7	(13.5)	7,342	14.6	(13.2)
Depreciation	2,226	4.3	2,299	4.6	(3.2)	2,140	4.3	4.0
Amortization & other non-cash charges	792	1.6	733	1.4	8.1	733	1.5	8.1
Operative cash flow	9,391	18.2	10,396	20.7	(9.7)	10,215	20.4	(8.1)
CAPEX	4,765		3,970		20.0	3,970		20.0

Sales volumes
(Millions of unit cases)
Mexico and Central America	506.9	57.0	503.8	57.8	0.6
South America	127.2	14.3	131.0	15.0	(3.0)
Brazil	255.8	28.8	236.9	27.2	8.1
Total	889.9	100.0	871.7	100.0	2.1

Coca-Cola FEMSA
Results of Operations
Millions of Pesos

	For the twelve months of:
			Comparable (A)				As Reported
	2019	% of rev.	2018	% of rev.	% Var.	% Org.(B)	2018	% Integral	% Var.	% Org.(B)
Total revenues	194,472	100.0	182,342	100.0	6.7	5.0	182,342	100.0	6.7	5.0
Cost of sales	106,964	55.0	98,394	54.0	8.7		98,404	54.0	8.7
Gross profit	87,508	45.0	83,948	46.0	4.2		83,938	46.0	4.3
Administrative expenses	8,427	4.3	7,988	4.4	5.5		7,999	4.4	5.4
Selling expenses	52,110	26.8	49,884	27.3	4.5		49,925	27.4	4.4
Other operating expenses (income), net	1,548	0.8	1,341	0.7	15.4		1,341	0.7	15.4
Income from operations	25,423	13.1	24,735	13.6	2.8	1.8	24,673	13.5	3.0	2.0
Depreciation	8,942	4.6	9,013	4.9	(0.8)		8,404	4.6	6.4
Amortization & other non-cash charges	2,783	1.4	2,379	1.3	17.0		2,379	1.3	17.0
Operative cash flow	37,148	19.1	36,127	19.8	2.8	1.4	35,456	19.4	4.8	3.4
CAPEX	11,465		11,069		3.6		11,069		3.6

Sales volumes
(Millions of unit cases)
Mexico and Central America	2,075.3	61.6	2,065.0	62.2	0.5
South America	447.1	13.3	469.4	14.1	(4.7)
Brazil	846.7	25.1	787.4	23.7	7.6
Total	3,369.2	100.0	3,321.8	100.0	1.4

(A) Unaudited consolidated financial information. For more detail please refer to our Press Release published on april 5th, 2019.
(B) Organic basis (% Org.) excludes the effects of significant mergers and acquisitions in the last twelve months.

February 27, 2020	17

FEMSA

Macroeconomic Information

	Inflation		End-of-period Exchange Rates
	4Q 2019	LTM(1) Dec-19	Dec-19		Dec-18
			Per USD	Per MXN	Per USD	Per MXN
Mexico	2.20%	2.55%	18.85	1.0000	19.68	1.0000
Colombia	0.66%	3.72%	3,277.14	0.0058	3,249.75	0.0061
Brazil	1.62%	3.64%	4.03	4.6754	3.87	5.0797
Argentina	13.80%	54.58%	59.89	0.3147	37.70	0.5221
Chile	0.83%	2.60%	744.62	0.0253	695.69	0.0283
Euro Zone	0.22%	1.21%	0.89	21.1223	0.87	22.5383

(1) LTM = Last twelve months.

February 27, 2020	18

Coca-Cola FEMSA Announces Fourth Quarter and Full Year 2019 Results

Mexico City, February 26, 2020, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL, NYSE: KOF) (“Coca-Cola FEMSA,” “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the fourth quarter and the full year of 2019.

FOURTH QUARTER OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Volumes increased in Brazil, Central America, and Colombia, while remaining stable in Mexico; transactions outperformed volumes in Mexico, Brazil, and Argentina.

•	Revenues increased 3.1%, while comparable revenues grew 10.0%. Solid pricing, revenue management initiatives across our operations, and volume growth were partially offset by unfavorable currency translation effects into Mexican Pesos.

•	Operating income decreased 13.2%, while comparable operating income decreased 5.1%. A favorable price mix, stable sweetener prices, and declining PET prices were mainly offset by higher concentrate costs, higher operating expenses, and the depreciation of the Brazilian Real, the Argentine Peso and Colombian Peso as applied to our U.S. dollar-denominated raw material costs.

FULL YEAR OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	For the full year, volumes increased in Brazil and Central America; transactions outperformed volumes in Brazil and Argentina.

•	Revenues increased 6.7%, while comparable revenues grew 10.8%, driven by solid pricing, revenue management initiatives, and volume growth. These factors were partially offset by unfavorable currency translation effects into Mexican Pesos.

•	Operating income increased 3.0%, while comparable operating income increased 9.5%, driven mainly by a favorable price mix, stable sweetener prices, declining PET prices, and operating expense efficiencies. These factors were partially offset by higher concentrate costs, restructuring severance payments related to our efficiency program, and the depreciation of all of our operating currencies as applied to our U.S. dollar-denominated raw material costs.

•	Majority net income decreased 13.0%, facing a demanding comparable result for 2018, driven by the results of discontinued operations related to the sale of our operation in the Philippines. Earnings per share(1) were Ps. 0.72 (Earnings per unit were Ps. 5.76 and per ADS were Ps. 57.60.).

FINANCIAL SUMMARY FOR THE FOURTH QUARTER AND FULL YEAR 2019
Change vs. same period of last year

		Total Revenues		Gross Profit		Operating Income		Majority Net Income
		4Q 2019	FY 2019	4Q 2019	FY 2019	4Q 2019	FY 2019	4Q 2019	FY 2019
	Consolidated	3.1%	6.7%	(0.4%)	4.3%	(13.2%)	3.0%	(64.0%)	(13.0%)
As Reported (2)	Mexico & Central America	7.2%	9.1%	6.7%	8.8%	3.5%	11.8%
	South America	(1.0%)	3.7%	(8.4%)	(1.8%)	(27.7%)	(7.7%)

	Consolidated	10.0%	10.8%	5.7%	8.0%	(5.1%)	9.5%
Comparable (3)	Mexico & Central America	7.7%	8.0%	7.2%	7.8%	4.1%	11.1%
	South America	12.8%	14.8%	3.6%	8.3%	(14.7%)	7.0%

John Santa Maria, Coca-Cola FEMSA’s CEO, commented:

“Our 2019 results reflect a year of transformation and capability building: Initiatives that position us for future growth. Our full-year comparable revenues grew 10.8%, while our comparable operating income grew 9.5%. These results reflect continuous growth in Mexico and Brazil—encouraging underlying operating performance from our two largest markets—in the face of challenging environments and profound restructuring costs throughout the year. Importantly, we continued revamping our portfolio across territories, through innovation, affordability, and revenue management initiatives, to ensure that our customers are offered the highest value at the best possible price point. Moreover, we functionalized our operations while installing best-in-class practices to create a more agile organization. Finally, our development and rollout of cutting-edge comercial cabilities is far from over, as our omnichannel initiatives will begin deployment during 2020.

I am confident that the strides we took during 2019 to put together the right set of capabilities and talent will position our organization to generate increased value for all of our stakeholders for many years to come.”

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806.7 million shares outstanding. For the convenience of the reader, as a KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.

(2)	According to IFRS 5, figures for 2018 do not include the Philippines as it is presented as a discontinued operation as of January 1, 2018.

(3)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

RECENT DEVELOPMENTS

•	On November 1, 2019, Coca-Cola FEMSA paid the second installment of the 2018 dividend in the amount of Ps. 0.4425 per share (equivalent to Ps. 3.54 per unit).

•	In January 2020, Coca-Cola FEMSA issued US$1.25 billion aggregate principal amount of senior notes due 2030. The notes priced at US Treasury +100 basis points and a coupon of 2.750%. The transaction received broad participation from investment grade dedicated investors, confirming Coca-Cola FEMSA’s financial discipline and strong credit profile. The net proceeds from the sale of the 2030 notes were used to repurchase and redeem its 3.875% senior notes due 2023 and for general corporate purposes.

•	On January 30, 2020, recognizing our commitment to environmental, social, and governance (“ESG”) practices, Coca-Cola FEMSA was included in the FTSE4Good BIVA Index. The new sustainability Index by BIVA (“Bolsa Institucional de Valores”) and FSTE Russell aims to align the Mexican market with best international ESG standards.

•	In February 2020, Coca-Cola FEMSA announced the successful placement of two tranches of Mexican Peso-denominated bonds or certificados bursátiles in the Mexican market for an aggregate amount of Ps. 3,000 million for 8 years bearing an annual fixed interest rate of 7.35% and certificados bursátiles for an aggregate amount of Ps. 1,727 million for 5.5 years bearing a variable interest rate of TIIE + 0.08%. This transaction received broad participation from investors and was over-subscribed by almost four times.

•	Coca-Cola FEMSA is proud to be a member of the Bloomberg 2020 Gender-Equality Index (“GEI”). This Index recognizes Coca-Cola FEMSA for the second consecutive year for its commitment to both workplace equality and transparency.

•	On February 25, 2020, Coca-Cola FEMSA’s Board of Directors agreed to propose for approval at the annual Shareholders meeting, held on March 17, 2020, an ordinary dividend of Ps. 4.86 per unit (Ps. 0.6075 per share) to be paid in two installments in May and November of 2020. This dividend represents an increase of 37% versus the previous year’s dividend, underscoring our commitment to total shareholder return.

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 4Q2019 Results February 26, 2020	Page 20 of 34

CONSOLIDATED FOURTH-QUARTER RESULTS

CONSOLIDATED FOURTH QUARTER RESULTS

	As Reported (1)			Comparable (2)
Expressed in millions of Mexican pesos	4Q 2019	4Q 2018	Δ%	Δ%
Total revenues	51,735	50,165	3.1%	10.0%
Gross profit	22,928	23,017	(0.4%)	5.7%
Operating income	6,373	7,342	(13.2%)	(5.1%)
Operating cash flow (3)	9,391	10,215	(8.1%)	(0.8%)

Volume increased 2.1% to 889.6 million unit cases, driven mainly by 7.9% growth in Brazil, 4.0% growth in Central America, 0.7% growth in Colombia, and stable performance in Mexico, partially offset by volume declines in Argentina and Uruguay. On a comparable basis, total volumes would have increased 2.7%.

Total revenues increased 3.1% to Ps. 51,735 million. Our revenues were driven mainly by healthy pricing in key territories such as Mexico, Central America, Brazil, and Colombia, revenue management initiatives across our territories, volume growth in Brazil and Central America, and a favorable mix effect driven by transactions growing ahead of volumes mainly in Brazil and Mexico. These factors were partially offset by the negative translation effect resulting from the depreciation of most our operating currencies as compared to the Mexican Peso, combined with volume declines in Argentina and Uruguay. On a comparable basis, total revenues would have increased 10.0%.

Gross profit remained flat at Ps. 22,928 million, and gross margin contracted 160 basis points to 44.3%. This was driven mainly by: i) the reduction of tax credits on concentrate purchased from the Manaus Free Trade Zone, resulting from our temporary decision to suspend such tax credits; ii) higher concentrate costs in Mexico; iii) the depreciation in the average exchange rate of the Brazilian Real, the Argentine Peso, and Colombian Peso as applied to our U.S. dollar-denominated raw material costs; and iv) an unfavorable currency hedging position mainly in Mexico. These factors were partially offset by lower PET prices and stable sweetener prices. On a comparable basis, gross profit would have increased 5.7%.

(1)	According to IFRS 5, figures from 2018 do not include the Philippines as it is presented as a discontinued operation as of January 1, 2018.
(2)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(3)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 4Q2019 Results February 26, 2020	Page 21 of 34

Operating income decreased 13.2% to Ps. 6,373 million, and operating margin contracted 230 basis points to 12.3%. This decrease was driven mainly by higher labor, maintenance, and freight expenses. These factors were partially offset by operating expense efficiencies. On a comparable basis, operating income would have decreased 5.1%.

Comprehensive financing result recorded an expense of Ps. 1,507 million, compared to an expense of Ps. 2,149 million in the same period of 2018. This decrease was driven mainly by a reduction in our interest expense, net, as compared to the same period of 2018 related to debt reduction, and a reduction in our foreign exchange loss—as our cash exposure in U.S. dollars was negatively impacted by the appreciation of the Mexican Peso.

Income tax as a percentage of income before taxes was 44.0% as compared to 30.1% during the same period of the previous year. This increase was driven mainly by an impairment of Ps. 948 million in our Estrella Azul dairy joint venture in Panama, coupled with an increase in non-deductible items from taxes paid in foreign subsidiaries. Despite this increase in the fourth quarter, the annualized income tax as a percentage of income before taxes was 30.9%.

Net income attributable to equity holders of the company was Ps. 1,995 million as compared to Ps. 5,541 million during the same period of the previous year. This decrease was driven mainly by a demanding comparable driven by the results of discontinued operations related to the sale of the operation in the Philippines. Earnings per share1 were Ps. 0.12 (Earnings per unit were Ps. 0.95, and earnings per ADS were Ps. 9.50.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806.7 million shares outstanding. For the convenience of the reader, as a KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.

Coca-Cola FEMSA Reports 4Q2019 Results February 26, 2020	Page 22 of 34

CONSOLIDATED FULL YEAR RESULTS

CONSOLIDATED FULL YEAR RESULTS

	As Reported (1)			Comparable (2)
Expressed in millions of Mexican pesos	FY 2019	FY 2018	Δ%	Δ%
Total revenues	194,471	182,342	6.7%	10.8%
Gross profit	87,507	83,938	4.3%	8.0%
Operating income	25,423	24,673	3.0%	9.5%
Operating cash flow (3)	37,148	35,456	4.8%	9.8%

Volume increased 1.4% to 3,368.9 million unit cases for the full year 2019 as compared to 2018, driven mainly by solid growth in Brazil and Central America, combined with the consolidation of acquired territories in Guatemala and Uruguay as of May and July 2018, respectively, partially offset by volume declines in Argentina, Colombia, and Mexico. On a comparable basis, total volumes would have increased 1.4%.

Total revenues increased 6.7% to Ps. 194,471 million for the full year 2019 as compared to 2018. Total revenues were driven mainly by healthy pricing, revenue management initiatives across our territories, volume growth in Brazil, the consolidation of recently acquired territories in Guatemala and Uruguay, and a favorable mix effect driven by transactions outperforming volumes in Brazil, Argentina, and Uruguay. This figure includes extraordinary other operating revenues income related to an entitlement to reclaim tax payments in Brazil recognized in the third quarter. These factors were partially offset by the negative translation effect resulting from the depreciation of most of our operating currencies as compared to the Mexican Peso, combined with volume declines in Argentina, Colombia, and Mexico. On a comparable basis, total revenues would have increased 10.8%.

Gross profit increased 4.3% to Ps. 87,507 million for the full year 2019 as compared to 2018, and gross margin contracted 100 basis points to 45.0%. More stable sweetener and declining PET prices were offset by: i) the reduction of tax credits on concentrate purchased from the Manaus Free Trade Zone, coupled with our temporary decision to suspend such tax credits; ii) higher concentrate costs in Mexico; and iii) the depreciation in the average exchange rate of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. On a comparable basis, gross profit would have increased 8.0%.

(1)	According to IFRS 5, figures from 2018 do not include the Philippines as it is presented as a discontinued operation as of January 1, 2018.
(2)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(3)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 4Q2019 Results February 26, 2020	Page 23 of 34

Operating income increased 3.0% to Ps. 25,423 million for the full year of 2019 as compared to 2018, and operating margin contracted 40 basis points to 13.1%. This increase was driven mainly by operating expense efficiencies and tax reclaims in Brazil, partially offset by restructuring severance payments of Ps. 1,062 million related to our efficiency program, other tax-related provisions, and higher freight and labor expenses. On a comparable basis, operating income would have increased 9.5%.

Comprehensive financing result recorded an expense of Ps. 6,071 million for 2019 compared to an expense of Ps. 6,943 for 2018. This 12.6% decrease was driven mainly by a reduction in our interest expense, net, and a reduction in other financial expenses as compared to 2018. These factors were partially offset by a foreign exchange loss—as our cash exposure in U.S. dollars was negatively impacted by the appreciation of the Mexican Peso.

Income tax as a percentage of income before taxes was 30.9% for 2019 as compared to 31.0% for the previous year. This decrease was driven mainly by the increase in the relative weight of our Mexico operation’s profits in our consolidated results, which have a lower tax rate. These factors were partially offset by an impairment of Ps. 948 million in our Estrella Azul dairy joint venture in Panama, coupled with an increase in non-deductible items from taxes paid in foreign subsidiaries.

Net income attributable to equity holders of the company was Ps. 12,101 million for 2019 as compared to Ps. 13,910 million for the previous year. This decrease was driven mainly by a demanding comparable driven by the results of discontinued operations related to the sale of the operation in the Philippines and an impairment of Ps. 948 million in our Estrella Azul dairy joint venture in Panama. Earnings per share were Ps. 0.72 (Earnings per unit were Ps. 5.76, and earnings per ADS were Ps. 57.60.). On a comparable basis, our net income attributable to equity holders of the company would have increased 24.8%.

(1)	Earnings / outstanding shares. Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806.7 million shares outstanding. For the convenience of the reader, as each KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.

Coca-Cola FEMSA Reports 4Q2019 Results February 26, 2020	Page 24 of 34

MEXICO & CENTRAL AMERICA DIVISION FOURTH QUARTER RESULTS

(Mexico, Guatemala, Costa Rica, Panama, and Nicaragua)

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported (1)			Comparable (2)
Expressed in millions of Mexican pesos	4Q 2019	4Q 2018	Δ%	Δ%
Total revenues	27,253	25,424	7.2%	7.7%
Gross profit	13,050	12,232	6.7%	7.2%
Operating income	3,524	3,404	3.5%	4.1%
Operating cash flow (3)	5,502	5,305	3.7%	4.2%

Volume increased 0.6% to 506.9 million unit cases, driven by high single-digit volume growth in Guatemala, coupled with solid growth in Costa Rica and stable performance in Mexico, partially offset by volume declines in Nicaragua and Panama.

Total revenues increased 7.2% to Ps. 27,253 million, driven by pricing ahead of inflation in Mexico and a favorable mix driven by transactions outperforming volumes, coupled with volume growth in Guatemala and Costa Rica and stable volumes in Mexico. These factors were partially offset by volume declines in Nicaragua and Panama. On a comparable basis, total revenues would have increased 7.7%.

Gross profit increased 6.7% to Ps. 13,050 million, and gross profit margin contracted 20 basis points to 47.9%, driven mainly by higher concentrate costs in Mexico and an unfavorable currency hedging position. These factors were partially offset by our pricing initiatives, lower PET costs, and stable sweetener prices. On a comparable basis, gross profit would have increased 7.2%.

Operating income increased 3.5% to Ps. 3,524 million in the fourth quarter of 2019, and operating income margin contracted 50 basis points to 12.9% during the period, driven mainly by labor, freight, and maintenance expenses and the onetime disposal of certain idle assets. These factors were partially offset by an operative foreign exchange gain. On a comparable basis, operating income would have increased 4.1%.

(1)	According to IFRS 5, figures from 2018 do not include the Philippines as it is presented as a discontinued operation as of January 1, 2018.
(2)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(3)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 4Q2019 Results February 26, 2020	Page 25 of 34

SOUTH AMERICA DIVISION FOURTH QUARTER RESULTS

(Brazil, Argentina, Colombia, and Uruguay)

SOUTH AMERICA DIVISION RESULTS

	As Reported (1)			Comparable (2)
Expressed in millions of Mexican pesos	4Q 2019	4Q 2018	Δ%	Δ%
Total revenues	24,482	24,741	(1.0)%	12.8%
Gross profit	9,878	10,784	(8.4)%	3.6%
Operating income	2,848	3,938	(27.7)%	(14.7)%
Operating cash flow (3)	3,889	4,910	(20.8)%	(7.4)%

Volume increased 4.0% to 382.7 million unit cases, driven by strong volume growth of 7.9% in Brazil and slight growth of 0.7% in Colombia, partially offset by volume declines in Argentina and Uruguay. On a comparable basis, volume would have increased 5.9%.

Total revenues decreased 1.0% to Ps. 24,482 million. Revenues were driven mainly by strong volume growth in Brazil, pricing ahead of inflation in Brazil and Colombia, and a favorable mix effect driven by transactions outperforming volumes in the division. However, these factors were offset by volume contractions in Argentina and Uruguay, coupled with an unfavorable currency translation effect resulting from the depreciation of the all of our operating currencies in the division as compared to the Mexican Peso. On a comparable basis, total revenues would have increased 12.8%.

Gross profit decreased 8.4% to Ps. 9,878 million, and gross profit margin contracted 330 basis points to 40.3%. This is a result of higher concentrate costs in Brazil related to the reduction of tax credits on concentrate purchased from the Manaus Free Trade Zone, resulting from our temporary decision to suspend such tax credits, the depreciation of the average exchange rate of all our local currencies in the division as applied to our U.S. dollar-denominated raw material costs, and an unfavorable raw material hedging position. These factors were partially offset by lower PET prices in the division and lower sweetener prices mainly in Brazil, combined with our revenue management initiatives. On a comparable basis, gross profit would have increased 3.6%.

Operating income decreased 27.7% to Ps. 2,848 million in the fourth quarter of 2019, resulting in a margin contraction of 430 basis points to 11.6%. This was driven mainly by the previously mentioned factors that affected our gross margin, combined with higher labor and freight expenses, and other restructuring expenses. These factors were partially offset by operating expense efficiencies. On a comparable basis, operating income would have decreased 14.7%.

(1)	According to IFRS 5, figures from 2018 do not include the Philippines as it is presented as a discontinued operation as of January 1, 2018.
(2)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(3)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 4Q2019 Results February 26, 2020	Page 26 of 34

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Operating cash flow is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as each KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.

COMPARABILITY

In an effort to provide our readers with a more useful representation of our company's underlying financial and operating performance, we are including the term “Comparable.” This means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures, including acquisitions made in Guatemala and Uruguay as of May and July 2018, respectively; (ii) translation effects resulting from exchange rate movements; and (iii) the results of hyperinflationary subsidiaries in both periods: Argentina’s results from 2019 and 2018. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability. The relation between our reported and comparable figures is described in the following chart:

*Reported 2018 figures reflect the Philippines as a discontinued operation.

Coca-Cola FEMSA Reports 4Q2019 Results February 26, 2020	Page 27 of 34

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information with the U.S. Securities and Exchange Commission, or the “SEC,” and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx, and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 131 brands to a population of more than 257 million. With over 83 thousand employees, the Company markets and sells approximately 3.3 billion unit cases through close to 2 million points of sale a year. Operating 49 manufacturing plants and 269 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com

ADDITIONAL INFORMATION

All of the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollars amounts or could be converted into U.S. dollars at the rate indicated.

(6 pages of tables to follow)

Coca-Cola FEMSA Reports 4Q2019 Results February 26, 2020	Page 28 of 34

COCA-COLA FEMSA

CONSOLIDATED INCOME STATEMENT

Millions of Pesos (1)

	For the Fourth Quarter of:						For Full Year:
	2019	% of Rev.	2018 (4)	% of Rev.	Δ% Reported	Δ% Comparable (8)	2019	% of Rev.	2018 (4)	% of Rev.	Δ% Reported	Δ% Comparable (8)
Transactions (million transactions)	5,333.2		5,186.7		2.8%	3.4%	20,220.6		19,725.7		2.5%	2.0%
Volume (million unit cases)	889.6		871.7		2.1%	2.7%	3,368.9		3,321.8		1.4%	1.4%
Average price per unit case	52.57		52.19		0.7%		52.46		50.57		3.7%
Net revenues	51,541		49,982		3.1%		192,342		181,823		5.8%
Other operating revenues	194		183		5.8%		2,129		519		310.3%
Total revenues (2)	51,735	100.0%	50,165	100.0%	3.1%	10.0%	194,471	100.0%	182,342	100.0%	6.7%	10.8%
Cost of goods sold	28,807	55.7%	27,149	54.1%	6.1%		106,964	55.0%	98,404	54.0%	8.7%
Gross profit	22,928	44.3%	23,017	45.9%	-0.4%	5.7%	87,507	45.0%	83,938	46.0%	4.3%	8.0%
Operating expenses	16,018	31.0%	15,165	30.2%	5.6%		60,537	31.1%	57,924	31.8%	4.5%
Other operative expenses, net	438	0.8%	402	0.8%	8.9%		1,339	0.7%	1,032	0.6%	29.7%
Operative equity method (gain) loss in associates(3)	99	0.2%	108	0.2%	-7.6%		208	0.1%	309	0.2%	-32.7%
Operating income (6)	6,373	12.3%	7,342	14.6%	-13.2%	-5.1%	25,423	13.1%	24,673	13.5%	3.0%	9.5%
Other non operative expenses, net	1,077	2.1%	632	1.3%	70.4%		1,151	0.6%	848	0.5%	35.7%
Non Operative equity method (gain) loss in associates (5)	(63)	-0.1%	(43)	-0.1%	47.9%		(77)	0.0%	(83)	0.0%	-6.4%
Interest expense	1,659		2,063		-19.6%		6,904		7,568		-8.8%
Interest income	320		293		9.2%		1,230		1,004		22.5%
Interest expense, net	1,339		1,770		-24.4%		5,674		6,564		-13.6%
Foreign exchange loss (gain)	168		371		-54.6%		330		277		19.0%
Loss (gain) on monetary position in inflationary subsidiries	(139)		(59)		135.1%		(221)		(212)		4.2%
Market value (gain) loss on financial instruments	139		67		106.1%		288		314		-8.0%
Comprehensive financing result	1,507		2,149		-29.9%		6,071		6,943		-12.6%
Income before taxes	3,851		4,603		-16.3%		18,278		16,964		7.7%
Income taxes	1,694		1,386		22.2%		5,648		5,260		7.4%
Result of discontinued operations	-		2,790		NA		-		3,366		NA
Consolidated net income	2,157		6,008		-64.1%		12,630		15,070		-16.2%
Net income attributable to equity holders of the company	1,995	3.9%	5,541	11.0%	-64.0%		12,101	6.2%	13,910	7.6%	-13.0%
Non-controlling interest	162	0.3%	467	0.9%	-65.3%		529	0.3%	1,159	0.6%	-54.4%

Operating Cash Flow & CAPEX	2019	% of Rev.	2018 (4)	% of Rev.	Δ% Reported	Δ% Comparable (8)	2019	% of Rev.	2018 (4)	% of Rev.	Δ% Reported	Δ% Comparable (8)
Operating income (6)	6,373	12.3%	7,342	14.6%	-13.2%		25,423	13.1%	24,673	13.5%	3.0%
Depreciation	2,226		2,140		4.0%		8,942		8,404		6.4%
Amortization and other operative non-cash charges	793		733		8.2%		2,783		2,379		17.0%
Operating cash flow (6)(7)	9,391	18.2%	10,215	20.4%	-8.1%	-0.8%	37,148	19.1%	35,456	19.4%	4.8%	9.8%
CAPEX	4,765		3,970		20.0%		11,465		11,069		3.6%

(1) Except volume and average price per unit case figures.

(2) Please refer to pages 14 and 15 for revenue breakdown.

(3) Includes equity method in Jugos del Valle, Leao Alimentos, and Estrella Azul, among others.

(4) According to IFRS 5, figures from 2018 do not include the Philippines as it is presented as a discontinued operation as of January 1, 2018.

(5) Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes, among others.

(6) The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.

(7) Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(8) Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 4Q2019 Results February 26, 2020	Page 29 of 34

MEXICO & CENTRAL AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Fourth Quarter of:						For Full Year:
	2019	% of Rev.	2018	% of Rev.	Δ% Reported	Δ% Comparable (6)	2019	% of Rev.	2018	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,834.2		2,807.4		1.0%	1.0%	11,529.6		11,507.5		0.2%	-1.1%
Volume (million unit cases)	506.9		503.8		0.6%	0.6%	2,075.3		2,065.0		0.5%	-0.4%
Average price per unit case	53.73		50.40		6.6%		52.60		48.47		8.5%
Net revenues	27,238		25,390				109,170		100,098
Other operating revenues	15		34				79		64
Total Revenues (2)	27,253	100.0%	25,424	100.0%	7.2%	7.7%	109,249	100.0%	100,162	100.0%	9.1%	8.0%
Cost of goods sold	14,203	52.1%	13,192	51.9%			56,865	52.1%	52,000	51.9%
Gross profit	13,050	47.9%	12,232	48.1%	6.7%	7.2%	52,384	47.9%	48,162	48.1%	8.8%	7.8%
Operating expenses	9,256	34.0%	8,381	33.0%			35,891	32.9%	33,714	33.7%
Other operative expenses, net	186	0.7%	286	1.1%			1,021	0.9%	427	0.4%
Operative equity method (gain) loss in associates (3)	84	0.3%	161	0.6%			251	0.2%	405	0.4%
Operating income (4)	3,524	12.9%	3,404	13.4%	3.5%	4.1%	15,221	13.9%	13,617	13.6%	11.8%	11.1%
Depreciation, amortization & other operating non-cash charges	1,977	7.3%	1,901	7.5%			7,258	6.6%	6,801	6.8%
Operating cash flow (4)(5)	5,502	20.2%	5,305	20.9%	3.7%	4.2%	22,479	20.6%	20,417	20.4%	10.1%	9.2%

(1) Except volume and average price per unit case figures.

(2) Please refer to pages 14 and 15 for revenue breakdown.

(3) Includes equity method in Jugos del Valle and Estrella Azul, among others.

(4) The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.

(5) Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(6) Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Fourth Quarter of:						For Full Year:
	2019	% of Rev.	2018	% of Rev.	Δ% Reported	Δ% Comparable (6)	2019	% of Rev.	2018	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,499.0		2,379.3		5.0%	6.5%	8,691.0		8,218.2		5.8%	7.0%
Volume (million unit cases)	382.7		368.0		4.0%	6.0%	1,293.6		1,256.8		2.9%	4.9%
Average price per unit case	51.03		54.63		-6.6%		52.22		54.01		-3.3%
Net revenues	24,303		24,592				83,172		81,725
Other operating revenues	179		149				2,050		455
Total Revenues (2)	24,482	100.0%	24,741	100.0%	-1.0%	12.8%	85,222	100.0%	82,180	100.0%	3.7%	14.8%
Cost of goods sold	14,604	59.7%	13,957	56.4%			50,099	58.8%	46,404	56.5%
Gross profit	9,878	40.3%	10,784	43.6%	-8.4%	3.6%	35,123	41.2%	35,775	43.5%	-1.8%	8.3%
Operating expenses	6,762	27.6%	6,784	27.4%			24,646	28.9%	24,210	29.5%
Other operative expenses, net	252	1.0%	116	0.5%			318	0.4%	606	0.7%
Operative equity method (gain) loss in associates (3)	16	0.1%	(54)	-0.2%			(43)	-0.1%	(96)	-0.1%
Operating income (4)	2,848	11.6%	3,938	15.9%	-27.7%	-14.7%	10,202	12.0%	11,056	13.5%	-7.7%	7.0%
Depreciation, amortization & other operating non-cash charges	1,041	4.3%	972	3.9%			4,466	5.2%	3,983	4.8%
Operating cash flow (4)(5)	3,889	15.9%	4,910	19.8%	-20.8%	-7.4%	14,668	17.2%	15,038	18.3%	-2.5%	10.7%

(1) Except volume and average price per unit case figures.

(2) Please refer to pages 14 and 15 for revenue breakdown.

(3) Includes equity method in Leao Alimentos and Verde Campo, among others.

(4) The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.

(5) Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(6) Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 4Q2019 Results February 26, 2020	Page 30 of 34

COCA-COLA FEMSA
CONSOLIDATED BALANCE SHEET
Millions of Pesos

Assets	Dec-19	Dec-18	% Var.
Current Assets

Cash, cash equivalents and marketable securities	20,491	23,727	-14%
Total accounts receivable	15,476	14,847	4%
Inventories	10,538	10,051	5%
Other current assets	10,291	8,865	16%
Total current assets	56,796	57,490	-1%
Non-Current Assets
Property, plant and equipment	109,169	106,259	3%
Accumulated depreciation	(47,982)	(44,316)	8%
Total property, plant and equipment, net	61,187	61,942	-1%
Right of use assets	1,381	-	NA
Investment in shares	9,751	10,518	-7%
Intangible assets and other assets	112,050	116,804	-4%
Other non-current assets	16,673	17,033	-2%
Total Assets	257,839	263,788	-2%

Liabilities & Equity	Dec-19	Dec-18	% Var.
Current Liabilities

Short-term bank loans and notes payable	11,485	11,604	-1%
Suppliers	19,832	19,746	0%
Short-term leasing Liabilities	483	-
Other current liabilities	19,210	14,174	36%
Total current liabilities	51,010	45,524	12%
Non-Current Liabilities
Long-term bank loans and notes payable	58,492	70,201	-17%
Long Term Leasing Liabilities	900	-
Other long-term liabilities	17,752	16,313	9%
Total liabilities	128,154	132,037	-3%
Equity
Non-controlling interest	6,751	6,807	-1%
Total controlling interest	122,934	124,943	-2%
Total equity	129,685	131,750	-2%
Total Liabilities and Equity	257,839	263,788	-2%

	December 31, 2019
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate
Currency
Mexican Pesos	68.2%	26.5%	8.3%
U.S. Dollars	9.3%	0.0%	3.9%
Colombian Pesos	1.5%	78.4%	5.0%
Brazilian Reals	18.8%	0.8%	9.9%
Uruguayan Pesos	1.9%	0.0%	10.1%
Argentine Pesos	0.2%	20.0%	61.7%
Total Debt	100%	12.4%	8.3%

(1) After giving effect to cross- currency swaps and financial leases.
(2) Calculated by weighting each year´s outstanding debt balance mix.

Debt Maturity Profile

(1) Debt Maturity Profile as of December 31, 2019

Financial Ratios	FY 2019	FY 2018	Δ%
Net debt including effect of hedges (1)(3)	49,784	56,934	-12.6%
Net debt including effect of hedges / Operating cash flow (1)(3)	1.34	1.61
Operating cash flow/ Interest expense, net (1)	6.55	5.40
Capitalization (2)	37.2%	40.5%

(1) Net debt = total debt - cash
(2) Total debt / (long-term debt + shareholders' equity)
(3) After giving effect to cross-currency swaps.

Coca-Cola FEMSA Reports 4Q2019 Results February 26, 2020	Page 31 of 34

COCA-COLA FEMSA
QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume
	4Q 2019					4Q 2018 (3)					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	331.2	21.3	64.1	28.1	444.7	328.7	22.9	64.2	28.3	444.0	0.2%
Central America	54.2	2.9	0.1	4.9	62.2	51.7	2.8	0.1	5.1	59.8	4.0%
Mexico and Central America	385.4	24.3	64.2	33.0	506.9	380.4	25.7	64.3	33.4	503.8	0.6%
Colombia	58.9	6.5	4.8	3.8	74.0	56.6	7.2	4.8	4.8	73.5	0.7%
Brazil	221.7	15.9	2.4	15.6	255.6	205.2	14.6	2.4	14.8	236.9	7.9%
Argentina	31.8	4.1	1.1	3.0	40.0	35.0	4.6	1.3	3.3	44.2	-9.7%
Uruguay	12.0	1.1	-	0.1	13.2	12.1	1.0	-	0.3	13.3	-0.9%
South America	324.3	27.6	8.2	22.5	382.7	308.9	27.3	8.4	23.3	368.0	4.0%
TOTAL	709.8	51.9	72.4	55.6	889.6	689.3	53.0	72.8	56.6	871.7	2.1%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	4Q 2019					4Q 2018 (3)					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	Δ %
Mexico	1,965.2	158.2		217.4	2,340.8	1,931.4	168.2		224.4	2,324.0	0.7%
Central America	414.8	22.3		56.4	493.4	409.1	16.3		58.0	483.4	2.1%
Mexico and Central America	2,379.9	180.5		273.8	2,834.2	2,340.6	184.5		282.4	2,807.4	1.0%
Colombia	406.5	81.7		41.1	529.3	398.1	98.4		56.6	553.0	-4.3%
Brazil	1,387.4	140.0		165.0	1,692.4	1,257.8	125.1		144.9	1,527.9	10.8%
Argentina	166.4	25.2		21.7	213.2	183.5	27.4		22.8	233.6	-8.7%
Uruguay	57.9	5.0		1.3	64.1	59.6	4.5		0.7	64.8	-1.0%
South America	2,018.2	251.8		229.0	2,499.0	1,898.9	255.4		224.9	2,379.3	5.0%
TOTAL	4,398.1	432.3		502.8	5,333.2	4,239.5	439.9		507.3	5,186.7	2.8%

Revenues
Expressed in million Mexican Pesos	4Q 2019	4Q 2018 (3)	Δ %
Mexico	22,608	20,921	8.1%
Central America	4,645	4,503	3.2%
Mexico and Central America	27,253	25,424	7.2%
Colombia	3,634	3,790	-4.1%
Brazil (4)	17,969	17,433	3.1%
Argentina	1,873	2,381	-21.3%
Uruguay	1,006	1,138	-11.6%
South America	24,482	24,741	-1.0%
TOTAL	51,735	50,165	3.1%

(3) Volume, transactions and revenues for 4Q 2018 are re-presented excluding the Philippines.
(4) Brazil includes beer revenues of Ps.4,771.3 million for the fourth quarter of 2019 and Ps. 4,490.6 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 4Q2019 Results February 26, 2020	Page 32 of 34

COCA-COLA FEMSA
FY - VOLUME, TRANSACTIONS & REVENUES

Volume

	FY 2019					FY 2018 (3)					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	1,345.6	94.9	280.5	117.4	1,838.3	1,348.8	102.9	279.0	119.5	1,850.2	-0.6%
Central America	203.9	12.0	0.6	20.4	236.9	182.4	11.1	0.6	20.6	214.7	10.3%
Mexico and Central America	1,549.5	106.9	281.1	137.8	2,075.3	1,531.2	114.0	279.6	140.1	2,065.0	0.5%
Colombia	206.6	25.2	19.2	14.5	265.5	207.6	26.6	19.6	17.5	271.4	-2.2%
Brazil	735.1	51.6	8.1	51.7	846.5	688.8	46.9	7.6	44.1	787.4	7.5%
Argentina	111.4	14.2	3.9	9.7	139.3	140.9	17.4	4.7	12.4	175.3	-20.6%
Uruguay	38.7	3.4	-	0.4	42.4	20.8	1.6	-	0.3	22.7	87.1%
South America	1,091.7	94.5	31.2	76.2	1,293.6	1,058.1	92.5	31.9	74.3	1,256.8	2.9%
TOTAL	2,641.2	201.4	312.3	214.0	3,368.9	2,589.4	206.5	311.6	214.4	3,321.8	1.4%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.

(2) Bulk Water  = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	FY 2019					FY 2018 (3)				YoY
	Sparkling	Water		Stills	Total	Sparkling	Water	Stills	Total	Δ %
Mexico	7,966.3	702.7		915.7	9,584.6	8,015.1	754.9	958.2	9,728.2	-1.5%
Central America	1,616.1	92.7		236.2	1,945.0	1,468.1	63.8	247.4	1,779.3	9.3%
Mexico and Central America	9,582.4	795.4		1,151.8	11,529.6	9,483.2	818.7	1,205.6	11,507.5	0.2%
Colombia	1,478.4	331.6		158.0	1,967.9	1,505.3	361.3	193.7	2,060.3	-4.5%
Brazil	4,730.2	456.9		539.1	5,726.2	4,237.3	405.2	482.9	5,125.4	11.7%
Argentina	624.0	88.4		70.5	782.9	738.0	97.3	84.8	920.1	-14.9%
Uruguay	195.0	15.2		3.7	214.0	103.9	7.3	1.2	112.4	90.4%
South America	7,027.6	892.1		771.3	8,691.0	6,584.5	871.1	762.6	8,218.2	5.8%
TOTAL	16,610.0	1,687.5		1,923.2	20,220.6	16,067.7	1,689.8	1,968.2	19,725.7	2.5%

Revenues
Expressed in million Mexican Pesos	FY 2019	FY 2018 (3)	Δ %
Mexico	91,358	84,351	8.3%
Central America	17,891	15,811	13.2%
Mexico and Central America	109,249	100,162	9.1%
Colombia	13,522	14,580	-7.3%
Brazil (4)	61,555	56,523	8.9%
Argentina	6,725	9,152	-26.5%
Uruguay	3,421	1,925	77.7%
South America	85,222	82,180	3.7%
TOTAL	194,471	182,342	6.7%

(3) Volume, transactions and revenues for Year to date are re-presented excluding the Philippines.

(4) Brazil includes beer revenues of Ps.15,619.4 million for the full year and Ps. 13,848.5 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 4Q2019 Results February 26, 2020	Page 33 of 34

COCA-COLA FEMSA
MACROECONOMIC INFORMATION

Inflation (1)
	4Q19	YTD
Mexico	2.20%	2.83%
Colombia	0.66%	3.80%
Brazil	1.62%	4.31%
Argentina	13.80%	53.83%
Costa Rica	0.02%	1.52%
Panama	0.00%	-0.06%
Guatemala	2.04%	3.41%
Nicaragua	2.05%	6.13%
Uruguay	0.78%	8.79%

(1) Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)
	Quarterly Exchange Rate (Local Currency per USD)			Quarterly Exchange Rate (Local Currency per USD)
	4Q19	4Q18	Δ %	FY 19	FY 18	Δ %
Mexico	19.28	19.83	-2.8%	19.26	19.24	0.1%
Colombia	3,410.79	3,163.86	7.8%	3,281.16	2,956.20	11.0%
Brazil	4.12	3.81	8.1%	3.95	3.65	7.9%
Argentina	59.39	37.13	60.0%	48.24	28.11	71.6%
Costa Rica	578.67	605.04	-4.4%	590.60	580.15	1.8%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.72	7.72	0.0%	7.70	7.52	2.4%
Nicaragua	33.70	32.13	4.9%	33.12	31.55	5.0%
Uruguay	37.51	32.54	15.3%	35.25	30.71	14.8%

End-of-period Exchange Rates
	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Dec-19	Dec-18	Δ %	Sep-19	Sep-18	Δ %
Mexico	18.85	19.68	-4.3%	19.64	18.81	4.4%
Colombia	3,277.14	3,249.75	0.8%	3,462.01	2,972.18	16.5%
Brazil	4.03	3.87	4.0%	4.16	4.00	4.0%
Argentina	59.89	37.70	58.9%	57.59	41.25	39.6%
Costa Rica	576.49	611.75	-5.8%	583.88	585.80	-0.3%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.70	7.74	-0.5%	7.74	7.70	0.4%
Nicaragua	33.84	32.33	4.7%	33.53	31.94	5.0%
Uruguay	37.31	32.39	15.2%	36.94	33.21	11.2%

(2) Average exchange rate for each period computed with the average exchange rate of each month.

Coca-Cola FEMSA Reports 4Q2019 Results February 26, 2020	Page 34 of 34

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Gerardo Estrada Attolini
Gerardo Estrada Attolini
Director of Corporate Finance

Date: February 27, 2020